                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                           UNITED STATES             OMB Number:       3235-0145
                 SECURITIES AND EXCHANGE COMMISSION  Expires:  December 31, 1997
                       Washington, D.C. 20549        Estimated average burden
                                                     hours per response....14.90
                                                     ---------------------------

                                SCHEDULE 13D/A
                             AMENDED AND RESTATED

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                            BRESLER & REINER, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  107336 10 9
                 --------------------------------------------
                                (CUSIP Number)

       Steven J. Serling, Esquire, Pelino & Lentz, P.C.   (215) 665-1540
       One Liberty Place, 32nd Floor, 1650 Market St., Phila., PA 19103-7393
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               December 11, 1995
                 --------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------                                  -----------------------
 CUSIP NO. 107336 10 9                                     PAGE 2 OF 16 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Randall L. Reiner  (SSN ###-##-####)

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
 2                                                                       (b) [_]


- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          N/A

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]


- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S.A.

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              3,672

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            166,667
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               3,672

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            166,667

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        170,339

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
        6.0%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
        IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  -----------------------
 CUSIP NO. 107336 10 9                                     PAGE 3 OF 16 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Erica Reiner Rosenberg  (SSN ###-##-####)

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
 2                                                                       (b) [_]


- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          N/A

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]


- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S.A.

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              6,436

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            166,667
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               6,436

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            166,667

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        173,103

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
        6.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
        IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  -----------------------
 CUSIP NO. 107336 10 9                                     PAGE 4 OF 16 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Renee S. Reiner  (SSN ###-##-####)

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
 2                                                                       (b) [_]


- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          N/A

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]


- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S.A.

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              6,436

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            166,667
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               6,436

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            166,667

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        173,103

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
        6.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
        IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  -----------------------
 CUSIP NO. 107336 10 9                                     PAGE 5 OF 16 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lisa Reiner Rosenberg  (SSN ###-##-####)

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
 2                                                                       (b) [_]


- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          N/A

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S.A.

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              6,434

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            166,667
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               6,434

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            166,667

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        173,101

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
        6.1%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
        IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  -----------------------
 CUSIP NO. 107336 10 9                                     PAGE 6 OF 16 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Burton and Anita Reiner Charitable Remainder Annuity Trust (SSN 52-665936)

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
 2                                                                       (b) [_]


- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          N/A

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5     PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S.A.

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            166,667
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            166,667

- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        166,667

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
        5.9%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
        OO

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              AMENDED AND RESTATED
                                  SCHEDULE 13D
                                    FILED BY
                   RANDALL L. REINER, LISA REINER ROSENBERG,
                    ERICA REINER ROSENBERG, RENEE S. REINER
                        AND THE BURTON AND ANITA REINER
                       CHARITABLE REMAINDER ANNUITY TRUST


          Item 1.   Security and Issuer.
                    -------------------

          This statement relates to the common stock, par value $.01 per share, of Bresler & Reiner, Inc. (the "Issuer"), whose principal executive office is 401 M Street, S.W., Waterside Mall, Washington, DC 20024.

          Item 2.   Identity and Background.
                    -----------------------

          The names of the persons filing this statement as a group are Randall
L. Reiner, Lisa Reiner Rosenberg, Erica Reiner Rosenberg and Renee S. Reiner (collectively, the "Trustees") and The Burton and Anita Reiner Charitable Remainder Annuity Trust (the "Trust").

          (1)  With respect to the Trustees:

               (b) and (c) The residence address and present principal occupation of each Trustee is as follows:

                    Randall L. Reiner
                    5 Potomac School Court

                    Potomac, MD 20854
                    Occupation:   Homebuilder;

                    Renee S. Reiner
                    34 Valley View Drive
                    Milton, VT 05468
                    Occupation:  Project developer;

                    Lisa Reiner Rosenberg
                    9220 Potomac School Drive
                    Potomac, MD 20854
                    Occupation:  Dental hygienist;

                    Erica Reiner Rosenberg
                    1332 Strawberry Lane
                    Lexington, KY 50402
                    Occupation:  Teacher.

               (d) During the last five years, none of the Trustees was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, none of the Trustees was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding was to subject any of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  All of the Trustees are U.S. citizens.

          (2)  With respect to the Trust:

               (a)  The Trust is organized under the laws of Maryland.

               (b) The address of the Trust is 7108 Armat Drive, Bethesda, Maryland 20817.

               (c)  Not applicable.

               (d) During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding was to subject any of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other
                    Consideration.
                    -----------------------------------

          On December 29, 1993, the Trust acquired 166,667 shares of Bresler & Reiner, Inc. common stock (the "Shares") by gift from Burton J. Reiner and Anita
O. Reiner, his wife (the "Reiners"), who held the shares as joint tenants with right of survivorship. The Reiners established the Trust on December 29, 1993.

          Item 4.  Purpose of Transaction.
                   ----------------------

          The Reiners established the Trust for purposes of estate and tax planning by Trust Agreement dated December 29, 1993 (the "Trust Agreement"). The Trust acquired the Shares for investment.

          Under the Trust Agreement the Trust is required to pay an annual annuity of approximately $100,000 to Burton J. Reiner during his lifetime, and after his death to Anita O. Reiner. Since the only asset of the Trust is the Shares, and no dividends have been declared by the Issuer, the Trustees expect to sell shares through brokerage transactions from time to time in order to raise funds for such income payments. It is expected that such sales would be regular brokerage transactions pursuant to Rule 144 under the Securities Act of 1933, as amended, and within the volume limitations of Rule 144(e).

          Except as indicated in the preceding paragraph, neither the Trust nor the Trustees have plans or proposals which relate to or would result in, the acquisition or disposition of securities of the Issuer; an extraordinary corporate transaction; a sale or transfer of a material amount of assets of the Issuer, any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's; business or corporate structure; any changes in the Issuer's charter or bylaws or other actions impeding the acquisition of control of the Issuer; any action causing the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; the Issuer's securities becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or any action similar to any of the foregoing.


          Item 5.  Interest in Securities of the Issuer.
                   ------------------------------------

          (a) (1) The Trust is the beneficial owner of 166,667 shares of the Issuer, constituting 5.9% of the issued and outstanding shares of the Issuer. Neither the Trust nor any of the Trustees have any right to acquire additional shares of the Issuer.

              (2) In addition, each Trustee individually owns the following shares which, with the Trust shares listed in (1) above, constitute the following percentages of the issued and outstanding shares of the Issuer:

              Randall L. Reiner              3,672          6.0%
              Lisa Reiner Rosenberg          6,434          6.1%

               Renee S. Reiner                6,436          6.1%
               Erica Reiner Rosenberg         6,436          6.1%


          (b) The Trustees have shared power to vote and dispose of the 166,667 shares held by the Trust. Each Trustee individually has sole power to vote and dispose of the shares listed after his or her name in Item (a)(2) above. Each Trustee disclaims beneficial ownership of the shares listed in Item (a)(2) above, other than the shares listed after his or her name. The Trust disclaims beneficial ownership of the shares listed in Item (a)(2) above.

          (c) None of the Trustees have effected any transactions in the Issuer's securities within the past 60 days.

          Item 6.  Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the
                   Issuer.
                   -----------------------------------------------

          (a) The Trustees are trustees of the Trust pursuant to a Trust Agreement dated December 29, 1993. The securities of the Issuer held by the Trustees as trustees or by the Trustees individually are not pledged nor otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

          Item 7.  Material to be Filed as Exhibits.
                   ---------------------------------

          There are no exhibits to this Statement.

Signature

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



  May 3, 1996                         /S/ Randall L. Reiner
 ------------------------------       --------------------------------------
          Date                               Signature

                                      RANDALL L. REINER, individually and as
                                      Trustee of The Burton and Anita Reiner
                                      Charitable Remainder Annuity Trust
                                      --------------------------------------
                                             Name/Title

Signature

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



  May 3, 1996                         /S/ Lisa Reiner Rosenberg
 ------------------------------       -------------------------------
          Date                               Signature

                                      LISA REINER ROSENBERG, individually and as
                                      Trustee of The Burton and Anita Reiner
                                      Charitable Remainder Annuity Trust
                                      ------------------------------------------
                                             Name/Title

Signature

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



  May 3, 1996                         /S/ Erica Reiner Rosenberg
 ------------------------------       -------------------------------
          Date                               Signature

                                      ERICA REINER ROSENBERG, individually and
                                      as Trustee of The Burton and Anita Reiner
                                      Charitable Remainder Annuity Trust
                                      -----------------------------------------
                                             Name/Title

Signature

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



  May 3, 1996                          /S/ Renee S. Reiner
- ------------------------------         -------------------------------
          Date                               Signature

                                       RENEE S. REINER, individually and as
                                       Trustee of The Burton and Anita Reiner
                                       Charitable Remainder Annuity Trust
                                       --------------------------------------
                                             Name/Title